Exhibit 99.2

Stockholm, Sweden	August 19, 2021

Interim Report Q2, 2021

Filing of Marketing Authorisation Application on accelerated basis with EMA

“Following the filing for accelerated approval with the FDA in Q1, we filed our submission for conditional approval with EMA in May. Both FDA and EMA applications are being processed on an accelerated basis and in the U.S our target PDUFA date is September 15th.

During the 2nd quarter we significantly ramped up our pre commercial activities in the US following the strengthening of the team announced in Q1. We have added significant internal resources as well as entered into some key partnerships, in order to ensure that we are well positioned to initiate commercialization in Q4, subject to a positive outcome of the FDA approval process.

During Q2 we also explored avenues to non-dilutive financing by way of a competitive process in order to provide the company with access to additional capital in advance of, as well as post a potential regulatory approval. In parallel we also ran a successful competitive process focused on securing a strong European commercial partner for Nefecon. The result of these processes which was announced in Q3 resulted in over $100m of non- dilutive capital potentially being available to the company, divided between approximately $50m available pre-approval with the remainder becoming available post FDA and EMA approvals and subsequent US commercialization. These processes, together with the accelerated book building procedure raising approximately gross $37m (SEK 324 million) which we completed in Q3, have significantly enhanced our financial strength after the close of Q2.”

Renée Aguiar-Lucander, CEO

Summary of Q2 2021

April 1 – June 30, 2021

•	No net sales were recognized for the three months ended June 30, 2021 and 2020, respectively.
•	Operating loss amounted to SEK 159.4 million and SEK 66.6 million for the three months ended June 30, 2021 and 2020, respectively.
•	Loss before income tax amounted to SEK 165.2 million and SEK 61.3 million for the three months ended June 30, 2021 and 2020, respectively.
•	Loss per share before and after dilution amounted to SEK 3.20 and SEK 1.50 for the three months ended June 30, 2021 and 2020, respectively.
•	Cash amounted to SEK 709.3 million and SEK 1,459.6 million as of June 30, 2021 and 2020, respectively.

Significant events during Q2 2021, in summary

•

In April 2021, Calliditas was granted accelerated assessment procedure by the European Medicine Agency’s (EMA) Committee for Human Medicinal Products (CHMP) for Nefecon, reducing the maximum timeframe for review of the application for marketing authorization. If approved, Nefecon could be available to patients in Europe in first half of 2022.

•

In April 2021, Calliditas announced that the FDA accepted the submission and granted Priority Review for the NDA for Nefecon. The FDA have set a Prescription Drug User Fee Act (PDUFA) goal date of September 15, 2021. Subject to approval, this would enable commercialization of Nefecon in the US in Q4, 2021.

•	In May 2021, Calliditas announced that the company submitted a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMA) for Nefecon.

Significant events after the end of reporting period, in summary

•	In July 2021, Calliditas signed a loan facility of up to the EUR equivalent of $75 million with Kreos Capital.
•

In July 2021, Calliditas and STADA Arzneimittel AG entered into a license agreement to register and commercialize Nefecon in the European Economic Area (EEA) member states, Switzerland and the UK valued at a total of 97.5 million EUR ($115m) in initial upfront and potential milestone payments, plus royalties.

•	In August 2021, Calliditas received FDA fast track designation for setanaxib in PBC.
•

In August 2021, Calliditas completed an accelerated book building procedure and resolved on a directed share issue in the amount of 2.4 million shares, raising proceeds of SEK 324.0 million before transaction costs.

Investor presentation August 19, 14:30 CET

Audio cast with teleconference, Q2 2021, August 19, 2021, 14:30 (Europe/Stockholm)

Webcast: https://tv.streamfabriken.com/calliditas-therapeutics-q2-2021

Teleconference: SE: +46850558356 UK: +443333009266 US: +16467224903

Financial calendar

Interim Report for the period January 1 – September 30, 2021	November 18, 2021
Year-end Report for the period January 1 – December 31, 2021	February 24, 2022

For further information, please contact:

Renée Aguiar-Lucander, CEO at Calliditas

Email: renee.lucander@calliditas.com

Mikael Widell, Investor Relations

Email: mikael.widell@calliditas.com

Telephone: +46 703 11 99 60

The information was submitted for publication, through the agency of the contact persons set out above, at 07:00 CET on August 19, 2021.

About Calliditas Therapeutics

Calliditas Therapeutics is a biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of adults with the autoimmune renal disease primary IgA nephropathy (IgAN), for which there is a high unmet medical need and there are no approved treatments. Calliditas has recently read out topline data from Part A of its global Phase 3 study in IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is also planning to start clinical trials with NOX inhibitors in primary biliary cholangitis and head and neck cancer. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, business plans and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’’ business, operations, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, and other risks identified in the section entitled “Risk Factors” Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.